

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 3, 2017

Emmett A. Pepe
Senior Vice President and Chief Financial Officer
GSE Systems, Inc.
1332 Londontown Blvd., Suite 200
Sykesville, Maryland 21784

Re: GSE Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 25, 2016
File No. 001-14785

Dear Mr. Pepe:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief/
Office of Information Technologies
and Services